Exhibit 99.1

GALAXY PAYROLL GROUP LIMITED

CODE OF BUSINESS CONDUCT AND ETHICS

I. PURPOSE

This Code of Business Conduct and Ethics (the “Code”) contains general guidelines for conducting the business of Galaxy Payroll Group Limited, a British Virgin Islands company, and its subsidiaries and affiliates (collectively, the “Company”), and is intended to qualify as a “code of ethics” within the meaning of Section 406(c) of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations, we adhere to these higher standards.

This Code is designed to deter wrongdoing and to promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

●	full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company;

●	compliance with applicable laws, rules and regulations;

●	prompt internal reporting of violations of the Code; and

●	accountability for adherence to the Code.

II. APPLICABILITY

This Code applies to all directors, officers and employees of the Company, whether they work for the Company on a full-time or part-time basis (each, an “Employee” and collectively, the “Employees”). Certain provisions of the Code apply specifically to our chief executive officer, chief operating officer, chief financial officer, senior finance officer and any other persons who perform similar functions for the Company (each, a “Senior Officer,” and collectively, the “Senior Officers”).

The Board of Directors of the Company (the “Board”) has appointed the Company’s Chief Operating Officer as the Compliance Officer for the Company (the “Compliance Officer”). If you have any questions regarding the Code or would like to report any violation of the Code, please contact the Compliance Officer.

This Code has been adopted by the Board and shall become effective (the “Effective Time”) upon the effectiveness of the Company’s registration statement on Form F-1 filed by the Company with the SEC relating to the Company’s initial public offering. Following the Effective Time, the Board and the Compliance Officer, as well as any duly appointed committee charged with enforcing this Code, shall be entitled to enforce this Code to the full extent permitted by law.

III. CONFLICTS OF INTEREST

Identifying Conflicts of Interest

A conflict of interest occurs when an Employee’s private interest interferes, or appears to interfere, in any way with the interests of the Company as a whole. An Employee should actively avoid any private interest that may impact such Employee’s ability to act in the interests of the Company or that may make it difficult to perform the Employee’s work objectively and effectively. In general, the following should be considered conflicts of interest:

●	Competing Business. No Employee may work for a business that competes with the Company or deprives it of any business.

●	Corporate Opportunity. No Employee should use corporate property, information or his/her position with the Company to secure a business opportunity for him/her or a third party that would otherwise be available to the Company. If an Employee discovers a business opportunity that is in the Company’s line of business through the use of the Company’s property, information or position, the Employee must first present the business opportunity to the Company and obtain approval from the Company’s Audit Committee before pursuing the opportunity in his/her individual capacity.

●	Financial Interests. For the purpose of this section, the actions of an Employee include both the Employee’s direct action by himself/herself, and indirect action through the Employee’s spouse or other family member or affiliate:

i.	No Employee may have any financial interest (ownership or otherwise), either directly or indirectly through a spouse or other family member or affiliate, in any other business or entity if such interest adversely affects the Employee’s performance of duties or responsibilities to the Company, or requires the Employee to devote time to it during such Employee’s working hours at the Company; provided, however that a Senior Officer or director may devote time to such other interest during working hours so long as it does not interfere with his/her ability to carry out his/her duties at the Company;

ii.	No Employee may hold any ownership interest in a privately held company that is in competition with the Company;

iii.	An Employee may hold up to 5% ownership interest in a publicly traded company that is in competition with the Company; provided that if the Employee’s ownership interest in such publicly traded company increases to more than 5%, the Employee must immediately report such ownership to the Compliance Officer;

iv.	No Employee may hold any ownership interest in a company that has a business relationship with the Company if such Employee’s duties at the Company include managing or supervising the Company’s business relations with that company; and

v.	Notwithstanding the other provisions of this Code,

(a)	a director or any immediate family member of such director (collectively, “Director Affiliates”) or a Senior Officer or any immediate family member of such Senior Officer (collectively, “Officer Affiliates”) may continue to hold his/her investment or other financial interest in a business or entity (an “Interested Business”) that:

(1)	was made or obtained either (x) before the Company invested in or otherwise became interested in such business or entity; or (y) before the director or Senior Officer joined the Company (for the avoidance of doubt, regardless of whether the Company had or had not already invested in or otherwise become interested in such business or entity at the time the director or Senior Officer joined the Company); or

(2)

may in the future be made or obtained by the director or Senior Officer, provided that at the time such investment or other financial interest is made or obtained, the Company has not yet invested in or otherwise become interested in such business or entity;

provided that such director or Senior Officer shall disclose such investment or other financial interest to the Board;

(b)	an interested director or Senior Officer shall refrain from participating in any discussion among Senior Officers of the Company relating to an Interested Business and shall not be involved in any proposed transaction between the Company and an Interested Business; and

(c)	before any Director Affiliate or Officer Affiliate (i) invests, or otherwise acquires any equity or other financial interest, in a business or entity that is in competition with the Company; or (ii) enters into any transaction with the Company, the related director or Senior Officer shall obtain prior approval from the Audit Committee of the Board.

For purposes of this Code, a company or entity is deemed to be “in competition with the Company” if it competes with the Company’s business of providing integrated solutions that deliver actionable outcomes by using infrastructure and facility based ICT solutions to drive business outcomes and innovation to corporate customers engaged in global trade that may result in such said integrated solutions, and/or any other business in which the Company is engaged.

●	Loans or Other Financial Transactions. No Employee may obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier or competitor of the Company. This guideline does not prohibit arms-length transactions with recognized banks or other financial institutions.

●	Service on Boards and Committees. No Employee shall serve on a board of directors or trustees or on a committee of any entity (whether profit or not-for-profit) whose interests could reasonably be expected to conflict with those of the Company. Employees must obtain prior approval from the Board or the Company’s Audit Committee, as required by the rules of NASDAQ, before accepting any such board or committee position. The Company may revisit its approval of any such position at any time to determine whether an Employee’s service in such position is still appropriate.

The above is in no way a complete list of situations where conflicts of interest may arise. The following questions might serve as a useful guide in assessing a potential conflict of interest situation not specifically addressed above:

●	Is the action to be taken legal under the laws and regulations the Company is subject to, including but not limited to the laws of Hong Kong, the United States and NASDAQ rules?

●	Is the action in good faith, honest and fair?

●	Is the action in the best interests of the Company?

Disclosure of Conflicts of Interest

The Company requires that Employees fully disclose any situations that could reasonably be expected to give rise to a conflict of interest. If an Employee suspects that he/she has a conflict of interest, or a situation that others could reasonably perceive as a conflict of interest, the Employee must report it immediately to the Compliance Officer. Conflicts of interest may only be waived by the Board, the appropriate committee of the Board and in some cases, as in accordance with NASDAQ rules, only by the Company’s Audit Committee, and will be promptly disclosed to the public to the extent required by law and applicable rules of NASDAQ.

Family Members and Work

The actions of family members outside the workplace may also give rise to conflicts of interest because they may influence an Employee’s objectivity in making decisions on behalf of the Company. If a member of an Employee’s family is interested in doing business with the Company, the criteria as to whether to enter into or continue the business relationship and the terms and conditions of the relationship must be no less favorable to the Company compared with those that would apply to an unrelated party seeking to do business with the Company under similar circumstances.

Employees should report any situation involving family members that could reasonably be expected to give rise to a conflict of interest to their supervisor or the Compliance Officer. For purposes of this Code, “family members” or “members of Employee’s family” include an Employee’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such Employee’s home.

IV. RELATED PARTY TRANSACTIONS POLICY

The Company’s related party transactions policy requires a majority of non-interested directors (such authority shall be assumed by the Audit Committee once the Audit Committee is established and taking effect), review and approve all Related Party Transactions, as hereinafter defined, in advance, and that such Related Party Transactions be disclosed in accordance with applicable legal and regulatory requirements. The Company recognizes that there are situations where Related Party Transactions may be in, or may not be inconsistent with, the best interests of the Company and its stakeholders, including but not limited to situations where the Company may obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the Company provides products or services to a Related Party, as hereinafter defined, on an arm’s length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally.

The non-interested directors or Audit Committee shall consider all of the relevant facts and circumstances available to them, including (if applicable), but not limited to (i) the benefits to the Company; (ii) the impact on a director’s independence in the event the Related Party is a director, an immediate family member of a director or an entity in which a director is a principal, member, partner, shareholder or Senior Officer; (iii) the availability of other sources for comparable products or services; (iv) the terms of the transaction; and (v) the terms available to unrelated third parties and Employees generally.

The Company’s policy requires that no member of the Board or the Audit Committee shall participate in any review, consideration or approval of any Related Party Transaction with respect to which such member or any of his or her immediate family members is the Related Party. The non-interested directors or the Audit Committee shall approve only those Related Party Transactions that are in, or are not inconsistent with, the best interests of the Company, as the majority of non-interested directors or the Audit Committee determines in good faith.

It shall not be considered a violation of the Company’s policy in the event a Related Party Transaction involving a director or Senior Officer is entered into without his or her knowledge, if such director or Senior Officer notifies the Compliance Officer or the Company’s secretary (the “Corporate Secretary”) as soon as practical after such director or Senior Officer becomes aware of the transaction so the Related Party Transaction can be presented to the Audit Committee for the required review.

Directors and Senior Officers shall notify the Corporate Secretary or Compliance Officer of any potential Related Party Transactions as soon as the director or Senior Officer becomes aware of any such transaction. The Corporate Secretary and Compliance Officer shall inform the Board or the Audit Committee of any Related Party Transaction of which they become aware. The Corporate Secretary and Compliance Officer shall be responsible for conducting a preliminary analysis and review of potential Related Party Transactions and presentation to the non-interested directors or the Audit Committee for review including provision of additional information to enable proper consideration by the non-interested directors or the Audit Committee.

At the time the Company becomes aware of a person’s status as a beneficial owner of more than 5% of any class of the Company’s voting securities, and annually thereafter for so long as such ownership status is maintained, the Compliance Officer shall request (a) if the person is an individual, the same information as is requested of directors and Senior Officers under this related party transactions policy and (b) if the person is a firm, corporation or other entity, a list of the principals or Senior Officers of the firm, corporation or entity.

As necessary, the non-interested directors or the Audit Committee shall review approved Related Party Transactions on a periodic basis throughout the duration of the transaction to ensure that the transactions remain in the best interests of the Company. The non-interested directors or the Audit Committee may, in its discretion, engage outside counsel to review certain Related Party Transactions.

This related party transactions policy will be further reviewed and adopted by the Audit Committee once such committee is established and taking effect. The non-interested directors or Audit Committee will review this policy periodically and update it as appropriate.

For purposes of this Code, a “Related Party Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) that occurred since the beginning of the Company’s most recent fiscal year in which the Company (including any of its subsidiaries) was, is or will be a participant and in which any Related Party had, has or will have a direct or indirect material interest.

For purposes of this Code, a “Related Party” means:

i.	Any person who is, or at any time since the beginning of the Company’s last fiscal year was, a director or Senior Officer of the Company or a nominee to become a director of the Company;

ii.	Any person who is known to be the beneficial owner of more than 5% of any class of the Company’s voting securities;

iii.	Any immediate family member of any of the foregoing persons; and

v.	Any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

V. GIFTS AND ENTERTAINMENT

The giving and receiving of appropriate gifts may be considered common business practice. Appropriate business gifts and entertainment are welcome courtesies designed to build relationships and understanding among business connections. However, gifts and entertainment should never compromise, or appear to compromise, an Employee’s ability to make objective and fair business decisions.

It is the responsibility of Employees to use good judgment in this area. As a general rule, Employees may give or receive gifts or entertainment to or from customers or suppliers only if the gift or entertainment is in compliance with applicable law, insignificant in amount and not given in consideration or expectation of any action by the recipient. All gifts and entertainment expenses made on behalf of the Company must be properly accounted for on expense reports.

We encourage Employees to submit gifts received to the Company. While it is not mandatory to submit small gifts, gifts of over USD 100 must be submitted immediately to the Compliance Officer.

Bribes and kickbacks are criminal acts, strictly prohibited by law. An Employee must not offer, give, solicit or receive any form of bribe or kickback anywhere in the world.

VI. FCPA COMPLIANCE

The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. A violation of FCPA does not only violate the Company’s policy but also constitute a civil or criminal offense under FCPA which the Company is subject to after the Effective Time. No Employee shall give or authorize directly or indirectly any illegal payments to government officials of any country. While the FCPA does, in certain limited circumstances, allow nominal “facilitating payments” to be made, any such payment must be discussed with and approved by an Employee’s supervisor in advance before it can be made.

VII. PROTECTION AND USE OF COMPANY ASSETS

Employees should protect the Company’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any use of the funds or assets of the Company, whether for personal gain or not, for any unlawful or improper purpose is strictly prohibited.

To ensure the protection and proper use of the Company’s assets, each Employee should:

●	Exercise reasonable care to prevent theft, damage or misuse of Company property;

●	Promptly report any actual or suspected theft, damage or misuse of Company property;

●	Safeguard all electronic programs, data, communications, digital and written materials from unauthorized access; and

●	Use Company property only for legitimate business purposes.

Except as approved in advance by the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of the Company, the Company prohibits political contributions (directly or through trade associations) by any Employee on behalf of the Company. Prohibited political contributions include:

●	any contributions of the Company’s funds or other assets for political purposes;

●	encouraging individual Employees to make any such contribution; and

●	reimbursing an Employee for any political contribution.

VIII. INTELLECTUAL PROPERTY AND CONFIDENTIALITY

Employees should abide by the Company’s rules and policies in protecting the intellectual property and confidential information, including the following:

●	All inventions, creative works, computer software, and technical or trade secrets developed by an Employee in the course of performing the Employee’s duties or primarily through the use of the Company’s assets or resources while working at the Company shall be the property of the Company.

●	Employees should maintain the confidentiality of information entrusted to them by the Company or entities with which the Company has business relations, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its business associates, if disclosed.

●	The Company maintains a strict confidentiality policy. During an Employee’s term of employment with the Company, the Employee shall comply with any and all written or unwritten rules and policies concerning confidentiality and shall fulfill the duties and responsibilities concerning confidentiality applicable to the Employee.

●	In addition to fulfilling the responsibilities associated with his/her position in the Company, an Employee shall not, without obtaining prior approval from the Company, disclose, announce or publish trade secrets or other confidential business information of the Company, nor shall an Employee use such confidential information outside the course of his/her duties to the Company.

●	Even outside the work environment, an Employee must maintain vigilance and refrain from disclosing important information regarding the Company or its business, business associates or Employees.

●	An Employee’s duty of confidentiality with respect to the confidential information of the Company survives the termination of such Employee’s employment with the Company for any reason until such time as the Company discloses such information publicly or the information otherwise becomes available in the public sphere through no fault of the Employee.

●	Upon termination of employment, or at such time as the Company requests, an Employee must return to the Company all of its property without exception, including all forms of medium containing confidential information, and may not retain duplicate materials.

IX. ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

Upon the Effective Time, the Company will be required to report its financial results and other material information about its business to the public and the SEC. It is the Company’s policy to promptly disclose accurate and complete information regarding its business, financial condition and results of operations. Employees must strictly comply with all applicable standards, laws, regulations and policies for accounting and financial reporting of transactions, estimates and forecasts. Inaccurate, incomplete or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

Employees should be on guard for, and promptly report, any possibility of inaccurate or incomplete financial reporting. Particular attention should be paid to:

●	Financial results that seem inconsistent with the performance of the underlying business;

●	Transactions that do not seem to have an obvious business purpose; and

●	Requests to circumvent ordinary review and approval procedures.

The Company’s Senior Officers and other Employees working in the finance department have a special responsibility to ensure that all of the Company’s financial disclosures are full, fair, accurate, timely and understandable. Any practice or situation that might undermine this objective should be reported to the Chief Financial Officer.

Employees are prohibited from directly or indirectly taking any action to coerce, manipulate, mislead or fraudulently influence the Company’s independent auditors for the purpose of rendering the financial statements of the Company materially misleading. Prohibited actions include but are not limited to:

●	issuing or reissuing a report on the Company’s financial statements that is not warranted in the circumstances (including but not limited to violations of U.S. GAAP, generally accepted auditing standards or other professional or regulatory standards);

●	not performing audit, review or other procedures required by generally accepted auditing standards or other professional standards;

●	not withdrawing an issued report when withdrawal is warranted under the circumstances; or

●	not communicating matters required to be communicated to the Company’s Audit Committee.

X. COMPANY RECORDS

Accurate and reliable records are crucial to the Company’s business and form the basis of its earnings statements, financial reports and other disclosures to the public. The Company’s records are a source of essential data that guides business decision-making and strategic planning. Company records include, but are not limited to, booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files and all other records maintained in the ordinary course of business.

All Company records must be complete, accurate and reliable in all material respects. There is never an acceptable reason to make false or misleading entries. Undisclosed or unrecorded funds, payments or receipts are strictly prohibited. An Employee is responsible for understanding and complying with the Company’s recordkeeping policy. An Employee should contact the Chief Financial Officer if he/she has any questions regarding the recordkeeping policy.

XI. COMPLIANCE WITH LAWS AND REGULATIONS

Each Employee has an obligation to comply with the laws of the cities, provinces, regions and countries in which the Company operates. This includes, without limitation, laws covering commercial bribery and kickbacks, patent, copyrights, trademarks and trade secrets, information privacy, insider trading, offering or receiving gratuities, employment harassment, environmental protection, occupational health and safety, false or misleading financial information, misuse of corporate assets and foreign currency exchange activities. Employees are expected to understand and comply with all laws, rules and regulations that apply to their positions at the Company. If any doubt exists about whether a course of action is lawful, the Employee should seek advice immediately from the Compliance Officer.

XII. DISCRIMINATION AND HARASSMENT

The Company is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment based on race, ethnicity, religion, gender, age, national origin or any other protected class. For further information, Employees should consult the Compliance Officer.

XIII. FAIR DEALING

Each Employee should endeavor to deal fairly with the Company’s customers, suppliers, competitors and Employees. None should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

XIV. HEALTH AND SAFETY

The Company strives to provide Employees with a safe and healthy work environment. Each Employee has responsibility for maintaining a safe and healthy workplace for other Employees by following environmental, safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence or threats of violence are prohibited.

Each Employee should perform his/her duty to the Company in a safe manner, not under the influence of alcohol, illegal drugs or other controlled substances. The use of illegal drugs or other controlled substances in the workplace is prohibited.

XV. VIOLATIONS OF THE CODE

All Employees have a duty to report any known or suspected violation of this Code, including any violation of laws, rules, regulations or policies that apply to the Company. Reporting a known or suspected violation of this Code by others will not be considered an act of disloyalty, but an action to safeguard the reputation and integrity of the Company and its Employees.

If an Employee knows of or suspects a violation of this Code, it is such Employee’s responsibility to immediately report the violation to the Compliance Officer, who will work with the Employee to investigate his/her concern. All questions and reports of known or suspected violations of this Code will be treated with sensitivity and discretion. The Compliance Officer and the Company will protect the Employee’s confidentiality to the extent possible, consistent with the law and the Company’s need to investigate the Employee’s concern.

It is the Company’s policy that any Employee who violates this Code will be subject to appropriate disciplinary action, including termination of employment, based upon the facts and circumstances of each particular situation. An Employee’s conduct, if it does not comply with the law or with this Code, can result in serious consequences for both the Employee and the Company.

The Company strictly prohibits retaliation against an Employee who, in good faith, seeks help or reports known or suspected violations. An Employee inflicting reprisal or retaliation against another Employee for reporting a known or suspected violation will be subject to disciplinary action, including termination of employment.

XVI. WAIVERS OF THE CODE

Waivers of this Code will be granted on a case-by-case basis and only in extraordinary circumstances. Waivers of this Code may be made only by the Board, or the appropriate committee of the Board, and may be promptly disclosed to the public if so required by applicable laws and regulations and rules of the NASDAQ. Notwithstanding the foregoing, any waiver of this Code for a Senior Officer or a director may only be granted by the Board and must be publicly disclosed in accordance with the applicable rules of the NASDAQ.

XVII. CONCLUSION

This Code contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If Employees have any questions about these guidelines, they should contact the Compliance Officer. We expect all Employees to adhere to these standards. Each Employee is separately responsible for his/her actions. Conduct that violates the law or this Code cannot be justified by claiming that it was ordered by a supervisor or someone in higher management positions. If an Employee engages in conduct prohibited by the law or this Code, such Employee will be deemed to have acted outside the scope of his/her employment. Such conduct will subject the Employee to disciplinary action, including termination of employment.

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